FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May, 2006

Commission File Number 333-8880

MEXICAN SATELLITES, a Mexican Company of Variable Capital

(Translation of registrant’s name into English)

SATÉLITES MEXICANOS, S.A. DE C.V.
Boulevard Manuel Avila Camacho
No. 40 Lomas de Chapultepec
11000, Mexico, D.F.
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Mexican Concurso Mercantil and U.S. Reorganization
Launch of Satmex 6 Satellite
Signatures
EX-99.1: CONVENIO CONCURSAL OF SATELITES MEXICANOS S.A. DE C.V. FILED MAY 4, 2006, WITH THE SECOND CIVIL DISTRICT COURT OF THE FEDERAL DISTRICT OF MEXICO.[UNOFFICIAL ENGLISH TRANSLATION.]

Mexican Concurso Mercantil and U.S. Reorganization

On May 25, 2005, an ad hoc committee of holders of senior secured floating rate notes due June 2004 (the “Floating Rate Notes”) and an ad hoc committee of 10.125% senior notes due November 2004 (the “Fixed Rate Notes”) (collectively, the “Ad Hoc Committees”) commenced an involuntary chapter 11 bankruptcy case (the “Involuntary Chapter 11 Case”) against us in the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”).

On June 29, 2005, we filed a voluntary petition in the Second District Court for Civil Matters in Mexico City, Mexico (the “Court”) to be admitted into Concurso Mercantil (described below) in an effort to restructure our obligations, including the defaulted Floating Rate Notes and Fixed Rate Notes, which came due on June 30, 2004 and November 1 , 2004, respectively.

On June 29, 2005, the same day that we filed the petition to be admitted into Concurso Mercantil, we reached an agreement with the Ad Hoc Committees to dismiss the Involuntary Chapter 11 Case and to commence a case under section 304 of the U.S. Bankruptcy Code ancillary to the Concurso Mercantil. On August 4, 2005, we commenced a case under section 304 and sought, and obtained on August 8, 2005, an order recognizing and giving full effect to the Mexican Concurso Mercantil in the United States.

A Concurso Mercantil is based on the Ley de Concursos Mercantiles (the “LCM”) enacted in May 2000, which provides for two different and separate proceedings: conciliation and liquidation (quiebra). The initial conciliation phase lasts up to 185 days and is subject to extension for two 90-day periods, subject to certain conditions. The objective of the conciliation phase is to reach a restructuring agreement (Convenio Concursal) between the debtor and its creditors. Such an agreement (Convenio Concursal), among a debtor and its creditors, if approved by the Court, has the effect of ending the Concurso Mercantil; the LCM provides for specific creditor voting rules and, subject to certain conditions, dissenting unsecured creditors are bound by a Court approved agreement. If the debtor does not reach an agreement with its creditors within the statutory time period, the debtor is put into liquidation (quiebra) during which phase the debtor’s assets are liquidated.

A Concurso Mercantil judgment was entered by the Court on September 7, 2005. A second publication of the Concurso Mercantil judgment was entered on October 26, 2005, placing us into the conciliation phase of the case. On October 11, 2005, Mr. Thomas Heather took office as Conciliador for the conciliation phase. The principal objective of the Conciliador is to assist the debtor and its creditors in negotiating a restructuring pursuant to the LCM.

On March 31, 2006, with the assistance of the Conciliador, we entered into a comprehensive restructuring agreement with the holders of a majority of our Floating Rate Notes and holders of more than two-thirds of our Fixed Rate Notes to restructure our existing indebtedness and re-align our capital structure. Our majority shareholders, Servicios Corporativos Satélites, S.A de C.V., Principia S.A. de C.V. and Loral Skynet Corporation, also signed the restructuring agreement. On April 21, 2006 we were granted a 90-day extension of the conciliation phase of our Concurso Mercantil.

As contemplated by the restructuring agreement, on May 4, 2006, the Conciliador submitted a Convenio Concursal, which is a plan for the restructuring of the company required by the LCM (the “Convenio Agreement”) to our recognized creditors in Concurso Mercantil for execution. The Convenio Agreement, setting forth the terms and framework of our agreed-upon restructuring, is attached hereto as Exhibit 99.1 and provides that the final implementation of our restructuring will be through the confirmation and consummation of a plan of reorganization to be filed in the U.S. Bankruptcy Court in a case filed by us under chapter 11 of title 11 of the U.S. Bankruptcy Code. Once the Convenio Agreement is approved by a majority of the recognized creditors, it will be filed officially with the Court. If it is approved by the Court, our Concurso Mercantil will terminate.

We anticipate that the restructuring will be completed by the fourth quarter of 2006.

Launch of Satmex 6 Satellite

We anticipate that on May 26, 2006, we will launch our new Satmex 6 satellite into orbit. Satmex 6 was recently transported back to French Guyana where it will be launched. We are currently and actively marketing the available transponder capacity on Satmex 6.

Exhibit No.

99.1	Convenio Concursal of Satélites Mexicanos S.A. de C.V., filed May 4, 2006, with the Second Civil District Court of the Federal District of Mexico [Unofficial English translation].

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.
(Registrant)

Date: May 10, 2006	By: /S/ Cynthia Pelini
Cynthia Pelini
Chief Financial Officer